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OMB Number 3235-0058
Expires March 31-2006
Estimated average
Response Hours 2.50
SEC File Number 001-08429
CUSIP Number

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

-X-  Form 10-K

---  Form 20-F

---  Form 11-K

---  Form 10-Q

---  Form N-SAR

For Period Ended:  December 31, 2005

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                  Thunder Mountain Gold, Inc.

Address of Principal Executive Office:    1239 Parkview Drive

City, State and Zip Code:                 Elko, Nevada 89801

PART II – RULES 12B-25(b) AND (c)

           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-        (b)  The subject annual report, semi-annual report, transition report, on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar

                day following the prescribed due date; or the subject

                quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the

                prescribed due day; and

           (c)  The accountant’s statement or other exhibit required by

                Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

(State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.)

The audited financial statements are under review by management.  The final documents will be completed within the extension period to allow for timely filing.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

      James Collord               775                  738-9826

     ------------------      ------------        ---------------------

     (Name)                  (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

     Company Act of 1940 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports)

     been filed?  If the answer is no, identify report(s).

                                                           -X- Yes  --- No

     ----------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             SEE ATTACHED                  -XX Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 SIGNATURE

************************************************************************

Thunder Mountain Gold Inc.

(Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/   James Collord                     Date:  3-31-2006

-------------------------------------    ------------------------------

Title: President

PART IV – OTHER INFORMATION

ITEM (3)

On May 12, 2005, James Collord, President of Thunder Mountain Gold, Inc. and his wife provided a loan of up to $250,000 in order to pay the Company’s full obligation to Dewey, and for interim operational purposes.  A total of $241,500 was loaned to the Company, and all obligations by the Company to Dewey were satisfied through this loan.  On December 1, 2005, the Company paid the Collord loan principal in full together with 7.5% interest, for a total of $252,065.

On September 1, 2005, the Registrant sold its property and mining claims to Trust for Public Lands and the United States Forest Service for a total of $5.5 million in cash and release of future reclamation responsibilities.  As part of the transaction, the Company purchased the common stock of Dewey Mining Company (Dewey), the Company’s joint venture partner in the Thunder Mountain Mining District.  The Company paid $3.3 million for all Dewey common stock and all associated assets and property.  Upon purchase, the Company then dissolved Dewey Mining Company.  From the transaction, the Company received a net of $2.2 million and a donation credit of $7.5 million.  The donation credit of property was based on a United States Forest Service approved appraisal of $13 million less the purchase price of $5.5 million.  As part of the Dewey purchase, the Company received 1,883,525 shares of Thunder Mountain Gold, Inc. stock owned by the then two stockholders of Dewey,  this representing approximately 19.3% of the then outstanding shares of the Company.